Mail Stop 3720

September 27, 2006

Via U.S. Mail and Fax (813) 552-2970

Mr. Joseph J. Liberatore
Chief Financial Officer
Kforce, Inc.
1001 East Palm Ave.,
Tampa, FL 33605

       RE: **Kforce, Inc.**
               Form 10-K for the Year ended December 31, 2005
               Filed March 3, 2006
               File No. 000-26058

Dear Mr. Liberatore:

       We have reviewed your supplemental response letter dated July 13, 2006 as well as your filing and have the following comment. As noted in our comment letter dated June 28, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

1. We note your response to comment 6 and the disclosure in Note E to your Form 10-Q for the quarterly period ended June 30, 2006. Please respond to the following additional comments.

   a. We note in your response your intention to engage an independent valuation firm to assist you in valuing the intangible assets. If this is the reason for the purchase price allocation not being finalized, you should disclose this fact. Refer to paragraph 51h of SFAS 141.

   b. We note that you preliminary allocated $5 million of the purchase price to customer list and non-compete agreements in the PCCI acquisition, and that your estimate was based on the average amounts assigned to customer lists and non-compete agreements in the Hall Kinion and VistaRMS acquisitions, as they are similar in nature to that of PCCI. Notwithstanding the fact that you have disclosed that the purchase price allocation is preliminary, you should have a reasonable basis for the estimated amounts recorded in your financial statements. Given that Hall Kinion, VistaRMS and PCCI are unrelated entities of different sizes and that they serve different markets and customers, we do not understand how this methodology results in a reasonable purchase price allocation.

Kforce, Inc.
September 27, 2006
Page 2

> Please advise us and confirm that in future filings you will account for business combinations, including preliminary purchase price allocations, based upon the facts and circumstances of the acquired entity.

c. We also note your representation that the customer lists include the value of customer relationships. You are required under SFAS 141 to separately identify and assign value each acquired customer contract, and to account for each contract as a separate intangible asset. Explain to us your accounting for the customer contracts acquired in the PCCI acquisition and your basis for this accounting under GAAP.

* * * *

Please respond to the comment within 10 business days or tell us when you will provide us with a response. Please submit your correspondence over EDGAR. You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3351 or Robert S. Littlepage, Jr., Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director